Exhibit 2

23 March 2006

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir,

Rinker has become aware that a ruling has been made by a Federal judge on a challenge by environmentalists to permits issued by US Army Corps of Engineers in the Lake Belt district near Miami, Florida. Rinker, along with several major competitors, holds permits in the Lake Belt. Rinker has not had an opportunity to analyse the judgment at this stage and will keep the market informed as it gains a better understanding of the matter.

Yours faithfully

Peter Abraham

Company Secretary & General Counsel

Rinker Group Limited ABN 53003433118

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6600 Facsimile (02) 9412 6666